UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

VECTOR GROUP LTD.

(Name of Subject Company — Issuer)

VAPOR MERGER SUB INC.

a wholly owned subsidiary of

JTI (US) HOLDING INC.

an indirect wholly owned subsidiary of

JT INTERNATIONAL HOLDING B.V.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Christopher Hill

c/o JTI (US) Holding Inc.

501 Brickell Key Dr., Suite 402

Miami, Florida 33131

United States

Telephone: +1 201 871 1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form of Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Vector Group Ltd. (“Vector”) by Vapor Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of JTI (US) Holding Inc. (“Parent”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 21, 2024, by and among Vector, Purchaser and Parent.

Important Information About the Tender Offer

The tender offer for the outstanding common stock of Vector has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Vector’s securities. An offer to purchase shares of Vector’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter Vector will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information.

VECTOR’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (INCLUDING THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT THEY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK.

The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vector may be obtained at no charge under the “Investor Relations” section of Vector’s internet website at https://vectorgroupltd.com.

Forward-Looking Statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to the JT Group’s proposed acquisition of Vector. Such forward-looking statements include, but are not limited to, the ability of the JT Group and Vector to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the JT Group’s and Vector’s beliefs and expectations and statements about the benefits sought to be achieved in the JT Group’s proposed acquisition of Vector, the potential effects of the acquisition on both the JT Group and Vector, the possibility of any termination of the merger agreement, as well as the expected benefits and success of any combination product. These statements are based upon the current beliefs and expectations of the JT Group’s and Vector’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Vector’s stockholders will tender their shares in the offer; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Vector’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of tobacco industry regulation and tobacco legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither the JT Group nor Vector undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Japan Tobacco Inc.’s integrated report for the year ended December 31, 2023, Vector’s Annual Report on Form 10-K for the year ended December 31, 2023 and Vector’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2024 and June 30, 2024, in each case as amended by any subsequent filings made with the SEC. These and other filings made by Vector with the SEC are available at www.sec.gov.

Exhibit Index

Exhibit No	Description

99.1	Press release issued by Japan Tobacco Inc., dated August 21, 2024.

99.2	Social media posts of Japan Tobacco Inc. and its affiliates, dated August 21, 2024.

99.3	A message to Vector employees by an affiliate of Japan Tobacco Inc. on August 21, 2024.